

February 1, 2012

<u>Via E-mail</u>
Bobby Yazdani
Chief Executive Officer
Saba Software, Inc
2400 Bridge Parkway
Redwood Shores, CA 94065

     Re: **Saba Software, Inc.**
              Form 10-K for Fiscal Year Ended May 31, 2011
              Filed August 5, 2011
              File No. 001-34372

Dear Mr. Yazdani:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Kathleen Collins

                             Kathleen Collins
                             Accounting Branch Chief